UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

▌Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Stoik Innovations

2. **Form:** Limited Liability Corporation

3. **Jurisdiction of Incorporation/Organization:** Delaware

4. **Date of organization:** July 5, 2022

5. **Physical address of issuer:** 2422 W Superior Chicago, IL 60612

6. **Website of issuer:** stoikinnovations.com

7. **Is there a co-issuer:** No

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Convertible Note
21. **Target number of securities to be offered:** 100,000
22. **Price (or method for determining price):** Capital Contributions
23. **Target offering amount:** $100,000
24. **Oversubscriptions accepted:** [x] Yes □ No
25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x]
First-come, first-served basis □ Other – provide a description:

26. **Maximum offering amount:** $500,000
27. **Deadline to reach the target offering amount:** Dec. 16, 2025
28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	52,034	43,028
Cash & Cash Equivalents:	2,034	13,028
Accounts Receivable:	0	0
Short-term Debt:	20,763	0
Long-term Debt:	0	0
Revenues/Sales:	366,628	58,984
Cost of Goods Sold:	242,156	75,327
Taxes Paid:	0	0
Net Income:	(51,462)	(80,297)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2350.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Form C/A
Up to $500,000

Stoik Innovations, LLC ("Stoik Innovations," the "Company," "we," "us," or "our"), a Delaware limited liability company, is offering up to $500,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Notes") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $100,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at:

https://marketplace.vicinityventures.co/offers/100

A prospective Investor from any participating jurisdiction must purchase the Convertible Notes through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Convertible Notes at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Convertible Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Convertible Notes are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE NOTES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO Convertible Notes MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.
The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of convertible note being offered	100,000
Maximum amount of convertible notes being offered	500,000
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for Further details found within in Use of Proceeds section.
Voting Rights	Convertible note has no voting rights, possible investor could receive voting rights upon conversion

As part of this Regulation Crowdfunding Offering, Stoik Innovations, LLC (the "Company") intends to raise up to $500,000 (the "Maximum Offering Amount") through the issuance of Convertible Promissory Notes (the "Securities"). The Target Offering Amount is $100,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $2,500. Each Note will accrue simple interest at a rate of 10% per annum and will mature three (3) years from its Date of Issuance (the "Maturity Date"), unless earlier converted or repaid in accordance with the terms of the Note Purchase Agreement. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

Upon the occurrence of certain events, including a Qualified Financing, a Sale of the Company, or the Maturity Date, the Securities and any accrued interest will automatically convert into the most senior class of equity securities of the Company, subject to a 20% conversion discount and a $2.5 million valuation cap, as further described under "The Offering."

Proceeds from the Offering will be used primarily for inventory purchases, marketing, manufacturing capacity, and cash reserves to support the Company's scalable growth model. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Membership-Based Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional equity securities (the "Bonus Shares") that will be issuable upon the conversion of the Convertible Notes. Bonus Shares will be rounded up to the nearest whole share and do not represent additional capital contributions.

VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a **10% bonus upon conversion**. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor's Notes will convert into 1,100 shares for the same initial investment.

Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a **5% bonus upon conversion**. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor's Notes will convert into 1,050 shares for the same initial investment.

Investors must be active members at the time of investment to qualify. Investors may not combine or "stack" membership-based bonuses with other membership programs unless expressly stated in this Offering Statement. Bonus Shares will be issued on the same terms as the equity securities into which the Convertible Notes convert, except that the purchase price for Bonus Shares will be deemed to be $0.00 and such Bonus Shares will not represent additional capital contributions.

Perks

The Company is offering certain non-financial perks to investors based on check size which you will find below:
- Invest >$10,000 and receive a free baltic KORBOARD
- Invest >$25,000 and receive a free bamboo KORBOARD, KORPAD, and KORBANDS

Non-financial perks are offered as a courtesy to investors and are subject to availability, timing, and the Company's discretion. Perks may be limited, modified, or substituted depending on demand or logistical constraints. They should not be relied upon as a basis for making an investment decision.

Terms

The following is a selection of key terms and definitions from the Stoik Innovations Convertible Note. The note can be found in whole in the Exhibits section below.

This Note is one of a series (the "**Series**") of convertible promissory notes (collectively, the "**Series 1 Notes**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount and date of issuance may differ in each Note).

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1

1. <u>Payment</u> All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal.

   The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account in connection with the Company's Reg CF offering conducted through Vicinity. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the offering (the "Closing"). If no Closing occurs and the offering is terminated, the Holder's subscription funds will be returned.

   Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder/Requisite Holders, except in the event of a Sale of the Company (as set forth in Section 4.3).

2. <u>Security</u>. This Note is a general unsecured obligation of the Company.

3. <u>Priority</u>. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the

terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4.   The aggregate principal amount of Notes that may be issued by the Company in this Offering shall not exceed Five Hundred Thousand Dollars ($500,000) (the "Maximum Offering Amount"). The Company shall not accept subscriptions for, or issue Notes in excess of the Maximum Offering Amount. The Company may close the Offering on a rolling basis and in multiple tranches until the Maximum Offering Amount has been reached or the Offering is otherwise terminated.

5.   <u>Conversion</u>. This Note will be convertible into Equity Securities pursuant to the following terms.

      a.   <u>Definitions</u>.

            i.   "**Common Stock**" means the Company's common stock with no par value.

            ii.   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

                  1.   with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

                  2.   with respect to a conversion pursuant to Section 4.3, shares of Common Stock; and

                  3.   with respect to a conversion pursuant to Section 4.4, shares of Common Stock.

            iii.   "**Conversion Price**" means:

1.   with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

2.   with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

3.   with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

iv.   "**Sale of the Company**" means:

1.   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

2.   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3.   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

v.   "**Discount**" means twenty percent (20%)

vi.   "**Equity Securities**" means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

viii.   "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

ix.   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the Date of Issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $250,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

x. "**Preferred Stock**" means all series of the Company's preferred stock, whether now existing or hereafter created.

xi.   "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms

xiii.   "**Valuation Cap**" means $2,500,000

b.   Next Equity Financing Conversion. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

c.   Sale of the Company Conversion. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Shares can participate in the Sale of the Company), into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

d.   Maturity Conversion. At any time on or after the Maturity Date, this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

e.   Mechanics of Conversion.

i.   Financing Agreements. The Holder acknowledges that the conversion of this Note into Conversion Shares pursuant to Section 4.2 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

ii.   Certificates. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the   offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Issuer Statements:

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Ross Epstein	52.5%
Charles Davidson	42.5%
Charles Davidson, SEP-IRA	5%

Directors / Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: *Ross Epstein*
Position: *CEO / Co-founder*
Dates: *2022 - Present*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Zefco Inc, Director of Aviation, Pilot & Engineer (2023 -Present)

Mobius Assistant Program Manager (2022 – 2023)

Education
MBA, University of North Carolina, Kenan-Flagler
B.S. Mechanical Engineering, Clemson University

Name: *Charles Davidson*
Position: *COO / Co-founder*
Dates: *2022 - Present*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

AbbVie, Associate Director Enterprise Strategy & Capability Advancement (2021 – Present)

Education
MBA, University of North Carolina, Kenan-Flagler
Business Administration B.Sc., Washington and Lee University

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest
Amount outstanding	Member contributions referenced in Financial Review Equity Tables and Balance Sheet
Voting Rights	Yes

Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Simple Loan (Shopify)
Amount outstanding	$27,000
Interest rate	10.0%
Describe any collateral or security	N/A
Maturity date	10/2026
Other material terms	Due in Full 10/2026 (can payback early without fee)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$6,000	6%	$30,000
Inventory	28%	$28,000	28%	$140,000
Marketing	15%	$15,000	15%	$75,000
Personnel	12%	$12,000	12%	$60,000
Manufacturing & Tooling Upgrades	16%	$16,000	16%	$80,000
SG&A (General Administration)	4%	4,000	4%	$20,000
Operating Capital	19%	$19,000	19%	$95,000
Total	**100.00%**	**$100,000**	**100.00%**	**$500,000**

Business Plan Description

Stoik Innovations, LLC ("Stoik" or the "Company") is a Delaware limited liability company founded in July 2022 to design and manufacture innovative fitness equipment for athletes and active individuals. The Company's flagship product, the KORBOARD, is a patented, portable training platform that unlocks over 100 bodyweight and resistance exercises, ranging from squats and sit-ups to advanced strength training movements such as dragon flags and Nordic curls. By enabling workouts that are typically not possible with conventional home gym equipment, the KORBOARD provides a unique, versatile, and space-efficient fitness solution for a wide spectrum of users.

Stoik launched its first sales in March 2023 and has since achieved meaningful traction in the marketplace. As of early 2025, the Company has sold more than 1,500 KORBOARD units, generated over $700,000 in revenue, and built an engaged community of more than 40,000 followers across Instagram, Facebook, YouTube, and email. Notably, Stoik's products have gained organic adoption by high-profile athletes, including Super Bowl champion Sammy Watkins, Basketball Hall of Famer Tim Duncan, and MLB Gold Glove winner Harrison Bader, which has contributed to brand credibility and visibility among serious fitness audiences.

The Company manufactures its boards and accessories in-house at its Winston-Salem, North Carolina facility. This vertically integrated approach enables Stoik to maintain direct oversight of product quality, fulfillment timelines, and cost management, while also creating skilled jobs in its local community. Current gross margins average over 50% on boards and as high as 91% on accessories, supporting a capital-efficient operating model with favorable unit economics. Stoik currently offers two KORBOARD models — Baltic Birch and Carbonized Bamboo — alongside a suite of complementary accessories including KORBANDS, KORBAR, KORSTICK, and KORPAD. Four additional SKUs are under development, which will expand customer options and increase average order value.

Stoik's growth strategy is focused on scaling production capacity and broadening market reach. The Company is currently selling approximately 150 boards per month, representing an $880,000 annualized run rate, and is targeting a sales pace of 700 boards per month to achieve more than $4 million in annual revenues. To support this scale, Stoik plans to deploy capital toward high-volume inventory purchases, raw material procurement, and expanded digital marketing initiatives. By increasing production runs and optimizing paid media strategies, the Company aims to drive down unit costs while improving customer acquisition efficiency.

In addition to scaling direct-to-consumer (DTC) sales, Stoik sees significant potential to expand into new distribution channels. The Company's near-term focus remains on e-commerce through its website, but long-term opportunities include retail partnerships and licensing agreements. Target markets extend beyond general fitness enthusiasts to specialized segments such as motocross and road racing athletes, collegiate and minor league baseball programs, combat sports participants, and even nontraditional markets like long-haul truck drivers and dancers. Stoik's portable and versatile product design allows it to serve a wide range of consumers who prioritize effective training solutions in limited spaces.

The leadership team combines deep technical, operational, and strategic expertise. Co-founder and CEO Ross Epstein is a Clemson-trained mechanical engineer, U.S. Marine Corps veteran, and former aerospace and ICON Aircraft engineer, bringing a proven record of product design and market launch experience. Co-founder and COO/CFO Charles Davidson is a Washington & Lee graduate and UNC Kenan-Flagler MBA with over 15 years in management consulting and corporate strategy, as well as a background as a professional baseball pitcher. Together, the team blends engineering acumen, operational discipline, and competitive drive to position Stoik for long-term success.

Looking forward, Stoik intends to build on its early traction and establish itself as a premium fitness brand with a reputation for innovation and durability. Financial projections indicate strong scalability, with EBITDA margins potentially reaching 25–35% at target sales volumes. By combining an expanding product line, engaged customer community, disciplined manufacturing, and strategic use of investor capital, Stoik aims to deliver both sustainable growth and attractive investor outcomes in the years ahead.

FINANCIAL INFORMATION

Operations

The issuer does have revenues and costs of revenues to date. Revenues were $58,984 in 2023 and $366,628 in 2024. Costs of revenues were $75,327 in 2023 and $242,156 in 2024.

Expenses of the issuer to date have included Advertising and Marketing (2023: $24,932; 2024: $109,949), General and Administrative (2023: $13,661; 2024: $55,189), and Research and Development (2023: $22,552; 2024: $0).

Historical performance of the issuer has shown meaningful revenue growth since initial product sales began in 2023, but the Company has also incurred net losses of $80,297 in 2023 and $51,462 in 2024. Historic performance is not representative of expected future performance, as the Company intends to scale production capacity, expand paid marketing campaigns, and introduce new high-margin product SKUs in order to achieve profitability and sustained growth.

The reviewed financials display balance sheet activities for the years ended December 31, 2023 and December 31, 2024. Cash on hand at year-end was $13,028 in 2023 and $2,034 in 2024. Inventory was recorded at $30,000 in 2023 and $50,000 in 2024. Total assets were $43,028 in 2023 and $52,034 in 2024. Liabilities at year-end included short-term debt of $20,763 in 2024 (none in 2023). Member contributions totaled $105,475 in 2023 and $145,180 in 2024. The accumulated deficit increased from ($62,447) in 2023 to ($113,909) in 2024.

Liquidity and Capital Resources
Targeted sources of capital total up to $500,000and are estimated (subject to change) as follows:
Reg CF investment $500,000

Offering Updates
Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers.

Annual Report
The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investors should be aware that the Securities involve a significant, and sometimes speculative, degree of risk. Investors should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of their investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a growth-stage company, the risks associated with a private securities offering, and the lack of liquidity. Accordingly, Investors must make their own independent analysis of the potential risks and rewards of an investment in the Securities.

Investors should consider carefully, among other risks, the following risks, and should consult with their own legal, tax, and financial advisors prior to subscribing for Securities.

Business Risks

The Company is a growth-stage business with a limited operating history. Stoik Innovations, LLC launched sales in 2023 and has a limited track record upon which to evaluate its future prospects. Early financial performance has included meaningful revenue growth but continuing net losses. The likelihood of the Company's success must be considered in light of the challenges, expenses, and uncertainties faced by businesses in the early stages of development.

The Company has incurred losses and may continue to incur losses. For the fiscal years 2023 and 2024, the Company recorded net losses of approximately $80,000 and $51,000, respectively. There can be no assurance that revenues will grow sufficiently or that operating expenses will be managed effectively enough for the Company to achieve profitability in the near term.

The Company must significantly scale in order to implement its business plan. Stoik's growth projections assume an increase from approximately 150 boards sold per month to 700 boards per month. There is no assurance that the Company will be able to achieve this level of scale or maintain profitability at such volumes. Rapid growth may also strain operational, financial, and personnel resources.

The Company operates in a highly competitive fitness equipment market. The fitness and consumer wellness sector is intensely competitive, with many established brands and lower-cost alternatives. Larger competitors may have significantly greater financial resources, brand recognition, and distribution channels. Failure to effectively differentiate Stoik's products may adversely affect the Company's results.

The Company's products rely on continued consumer adoption and market acceptance. Stoik's revenue model depends on consumers perceiving its products as unique, effective, and worth the premium price point. There is no assurance that consumer adoption will continue, or that new entrants or substitute products will not erode demand.

The Company is subject to supply chain and manufacturing risks. Stoik manufactures its products in-house in Winston-Salem, North Carolina but relies on suppliers for raw materials, including bamboo, Baltic birch, and specialized hardware. Delays, cost increases, or shortages in supply could materially impact the Company's ability to fulfill orders and maintain margins.

The Company depends on its founders and small management team. Stoik's future success is heavily dependent on the skills, vision, and leadership of its co-founders, Ross Epstein and Charles Davidson. The loss of either executive, or the inability to attract and retain additional skilled personnel, could materially and adversely impact the Company's operations and growth prospects.

The Company's ability to protect its intellectual property may be limited. While Stoik holds two issued patents and has additional patent applications pending, there is no guarantee that these protections will prevent competitors from creating similar products. Defending intellectual property rights may require significant resources and there can be no assurance that such efforts will succeed.

The Company may need additional capital beyond this Offering. Although Stoik is seeking to raise up to $500,000 in this Offering, it is possible that additional financing will be required to execute its business plan. Future fundraising may dilute existing investors or impose less favorable terms, and there can be no assurance that additional capital will be available when needed.

The Company faces operational risks related to digital marketing. Stoik relies heavily on paid advertising through platforms such as Meta and Google for customer acquisition. Changes to advertising algorithms, increased costs of digital ads, or declining conversion rates could significantly affect revenue growth and profitability.

The Company's success depends on maintaining favorable product reviews and customer perception. Negative online reviews, social media sentiment, or product returns could harm Stoik's reputation and reduce sales growth.

The Company is exposed to product liability risks. As a manufacturer of fitness equipment used in strenuous physical activity, Stoik may face claims related to product defects or injuries. Such claims could result in costly litigation, insurance premiums, or settlements.

The Company may be affected by seasonality and consumer spending cycles. Sales of fitness equipment often peak in certain months (e.g., New Year's) and may decline during others. Broader economic downturns could also reduce consumer discretionary spending on premium fitness products.

The Company relies on e-commerce platforms and third-party logistics providers. Stoik's direct-to-consumer model depends on stable website operations, payment processing, and reliable shipping providers. Disruptions to these services could delay fulfillment and harm customer satisfaction.

The Company may be impacted by tariffs and import/export regulations. Although Stoik manufactures in North Carolina, raw materials such as bamboo and hardware may be subject to international supply chain risks, tariffs, or trade policy changes that increase costs or reduce availability.

The Company's patents may not provide broad protection. While Stoik holds utility and design patents, patents can be challenged, circumvented, or expire. Competitors may still develop similar equipment without infringing, limiting the Company's ability to maintain exclusivity.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is speculative. The Company's business objectives should be considered highly speculative, and there is no assurance that the Company will be able to achieve them. No assurance can be given that any Investor will realize a return on their Securities, or that Investors will not lose their entire investment.

The Convertible Notes are subject to conversion risks. Investors in this Offering are purchasing Convertible Promissory Notes, which may convert into equity securities of the Company upon certain events. The timing and terms of conversion may not be favorable to Investors, and Investors may receive equity securities that are illiquid and subject to further risk.

The Securities will have limited transferability. The Convertible Notes are not freely transferable, have no public market, and are subject to restrictions under federal securities laws and Regulation Crowdfunding. Investors must be prepared to hold the Securities indefinitely without liquidity.

The price and terms of the Securities are not determined by market forces. The valuation cap of $2.5 million and the other terms of the Notes were determined by the Company and do not necessarily reflect the fair market value of the Company. There is no assurance that these terms are reasonable in relation to the Company's current or future financial condition.

The Offering is not registered with the Securities and Exchange Commission or state securities regulators. This Offering is conducted under Regulation Crowdfunding and is exempt from registration. Investors will not have the benefit of SEC or state review of the Offering materials.

The Company will not be subject to ongoing SEC reporting requirements. As an early-stage private company, Stoik is not a reporting company under the Securities Exchange Act of 1934. Investors will receive only the limited financial disclosures required by Regulation Crowdfunding and should not expect the level of transparency associated with publicly traded companies.

Investors will not have voting rights or control. Holders of Convertible Notes will not have voting rights prior to conversion, and even upon conversion, Investors are expected to hold a minority stake without the ability to influence management or strategy.

Membership-based bonuses will dilute non-bonus investors. Investors who are members of certain Vicinity programs (e.g., VentureSouth or Vicinity Venture Club) will receive bonus equity upon conversion of their Notes. This may result in greater dilution of non-bonus investors.

The Notes are unsecured obligations of the Company. The Convertible Notes are not secured by any assets of the Company and rank junior to any secured debt or other priority obligations. In the event of liquidation, Investors may recover little or none of their investment.

Interest accrual does not guarantee additional return. While the Convertible Notes accrue interest, such interest may only be realized if the Notes are repaid in cash. If the Notes convert into equity, Investors may not receive repayment of accrued interest in cash and instead may receive additional shares subject to the same risks as their principal investment.

Exhibits

A) Stoik Innovations LLC Operating Agreement
B) Stoik Innovations Convertible Note Agreement
C) Stoik Innovations LLC Reviewed Financials
D) Testing the Waters Page

A) Stoik Innovations LLC Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

STOIK INNOVATIONS, LLC

A DELAWARE LIMITED LIABILITY COMPANY

dated as of

OCTOBER 27, 2023

TABLE OF CONTENTS

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement of STOIK Innovations, LLC, a Delaware limited liability company (the "Company"), is entered into as of October 27, 2023 by and among the Company, Ross Epstein, as Managing Member (as defined herein), the other Members executing this Agreement, as of the date hereof, and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "Members" and each a "Member"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of Delaware (the "Secretary of State") on July 5, 2022 (the "Certificate of Formation") for the purposes set forth in Section 2.05 of this Agreement; and

WHEREAS, the initial limited liability company agreement of the Company was entered into as of July 28, 2022 (the "Original Agreement"); and

WHEREAS, the Members desire to enter into this Agreement to replace the Original Agreement and to set forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Additional Capital Contributions**" has the meaning set forth in Section 3.02(a).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended & Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by unanimous consent of the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

> (a)　　the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

> (b)　　immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

> (c)　　the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Members, as of the following times:

>> (i)　　the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Members unanimously determine that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(f)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Budget**" has the meaning set forth in Section 7.06(a).

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of Chicago, Illinois, USA are authorized or required to close.

"**Business Opportunity**" has the meaning set forth in Section 7.07(b).

"**Buy-Out Price**" has the meaning set forth in **Error! Reference source not found.**.

"**Buy-Sell Election Date**" has the meaning set forth in **Error! Reference source not found.**.

"**Buy-Sell Offer Notice**" has the meaning set forth in **Error! Reference source not found.**.

"**Capital Account**" has the meaning set forth in Section 3.03.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.02(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 12.03(a).

"**Contributing Member**" has the meaning set forth in Section 3.02(b).

"**Covered Person**" has the meaning set forth in Section 8.01(a).

"**Cram-Down Contribution**" has the meaning set forth in Section 3.02(c).

"**Default Amount**" has the meaning set forth in Section 3.02(b).

"**Default Loan**" has the meaning set forth in Section 3.02(b).

"**Default Rate**" has the meaning set forth in Section 3.02(b).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq*.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined jointly by the Members.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Initial Budget**" has the meaning set forth in Section 7.06(a).

"**Initiating Member**" has the meaning set forth in **Error! Reference source not found.**

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 8.03(a).

"**Managing Member**" means, initially, Ross Epstein, or such other Member as may be designated or become the Managing Member pursuant to the terms of this Agreement.

"**Member**" means (a) initially, the Members as set forth in the preamble, and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed as a percentage interest and shall be the same proportion that such Member's total Capital Contribution bears to the total Capital Contributions of all Members as set forth on Schedule A.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

      (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

      (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

      (c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Non-Contributing Member**" has the meaning set forth in Section 3.02(b).

"**Non-Managing Member**" means at any time any Member that is not the Managing Member.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 7.03.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to **Error! Reference source not found.**. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Purchasing Member**" has the meaning set forth in **Error! Reference source not found.**.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any officer or employee of the Company, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Responding Member**" has the meaning set forth in **Error! Reference source not found.**.

"**Response Notice**" has the meaning set forth in **Error! Reference source not found.**.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.04(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities Act**" means the Securities Act of 1933.

"**Sell-out Price**" has the meaning set forth in **Error! Reference source not found.**.

"**Selling Member**" has the meaning set forth in **Error! Reference source not found.**.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority**" means the Members whose aggregate percentage Membership Interest of the Company is at least 2/3 of the outstanding and issued Membership Interest of the Company entitled to vote on the matter under consideration.

"**Tax Matters Representative**" has the meaning set forth in Section 10.04(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Withholding Advances**" has the meaning set forth in Section 6.02(b).

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on July 5, 2022, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "STOIK Innovations, LLC" or such other name or names as may be designated by the Managing Member; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03   Principal Office. The principal office of the Company is located at 2422 W. Superior St., Chicago, IL, 60612, or such other place as may from time to time be determined by the Managing Member. The Managing Member shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managing Member may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The purposes of the Company are to engage in (i) inventing, manufacturing, producing, distributing, marketing and offering products and services within the fitness and wellness space that meet the vision of Simple, Technical, Opulent, Intelligent, and Keen (the "Business") and (ii) any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01 **Initial Capital Contributions.** Contemporaneously with the execution of this Agreement, each Member has made an initial Capital Contribution and is deemed to own Membership Interests in the amounts set forth opposite such Member's name on Schedule A attached hereto. The Managing Member shall update Schedule A upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02 **Additional Capital Contributions.**

(a)   In addition to the Initial Capital Contributions of the Members, the Members shall make additional Capital Contributions in cash, in proportions as may be determined by the Managing Member from time to time to be reasonably necessary to pay any operating, capital or other expenses relating to the Business (such additional Capital Contributions, the "Additional Capital Contributions"), *provided*, that such Additional Capital Contributions shall not exceed the corresponding amounts expressly provided for in the then-current Budget, as it may be amended from time to time in accordance with Section 7.06(b). Upon the Managing Member making such determination for Additional Capital Contributions, the Managing Member shall deliver to the Non-Managing Members a written notice of the Company's need for Additional Capital Contributions, which notice shall specify in reasonable detail (i) the purpose for such Additional Capital Contributions, (ii) the aggregate amount of such Additional Capital Contributions, (iii) each Member's share of such aggregate amount of Additional Capital Contributions, and (iv) the date (which date shall not be less than thirty (30) Business Days from the date that such notice is given) on which such Additional Capital Contributions shall be required to be made by the Members.

(b)   If any Member shall fail to timely make, or notifies the other Member that it shall not make, all or any portion of any Additional Capital Contribution which such Member is obligated to make under Section 3.02(a), then such Member shall be deemed to be a "Non-Contributing Member". The non-defaulting Members (each, a "Contributing Member") shall be entitled, but not obligated, to loan to the Non-Contributing Member, by contributing to the Company on its behalf, all or any part of the amount (the "Default Amount") that the Non-Contributing Member failed to contribute to the Company (each such loan, a "Default Loan"), *provided*, that such Contributing Member shall have contributed to the Company its pro rata share of the applicable Additional Capital Contribution. Such Default Loan shall be treated as an Additional Capital Contribution by the Non-Contributing Member. Each Default Loan shall bear interest (compounded monthly on the first day of each calendar month) on the unpaid principal amount thereof from time to time remaining from the date advanced until repaid, at the lesser of (i) 3% per annum or (ii) the maximum rate permitted at law (the "**Default Rate**"). Default Loans shall be repaid out of the distributions that would otherwise be made to the Non-Contributing Member under ARTICLE VI or ARTICLE XII, as more fully provided for in Section 3.02(d). So long as a Default Loan is outstanding, the Non-Contributing Member shall have the right to repay the Default Loan (together with interest then due and owing) in whole or in part. Upon the repayment in full of all Default Loans (but not upon their conversion as provided in Section 3.02(c)) made in respect of a Non-Contributing Member (and so long as the Non-Contributing Member is not otherwise a Non-Contributing Member), such Non-Contributing Member shall cease to be a Non-Contributing Member.

(c)   At any time after the date six (6) months after a Default Loan is made, at the option of the Contributing Member, (i) such Default Loan shall be converted into an Additional Capital Contribution of the Contributing Member in an amount equal to the principal and unpaid interest on such Default Loan pursuant to this Section 3.02(c), (ii) the Non-Contributing Member shall be deemed to have received a distribution, pursuant to ARTICLE VI, of an amount equal to the principal and unpaid interest on such Default Loan, (iii) such distribution shall be deemed paid to the Contributing Member in repayment of the Default Loan, (iv) such amount shall be deemed contributed by the Contributing Member as an Additional Capital Contribution (a "Cram-Down Contribution"), and (v) the Contributing Member's Capital Account shall be increased by, and the Non-Contributing Member's Capital Account shall be decreased by, an amount equal to the principal and unpaid interest on such Default Loan. A Cram-Down Contribution shall be deemed an Additional Capital Contribution by the Contributing Member making (or deemed making) such Cram-Down Contribution as of the date such Cram-Down Contribution is made or the date on which such Default Loan is converted to a Cram-Down Contribution. At the time of a Cram-Down Contribution, the Membership Interest of the Contributing Member shall be increased proportionally by the amount of such contribution, thereby diluting the Membership Interest of the Non-Contributing Member. Once a Cram-Down Contribution has been made (or deemed made), no subsequent payment or tender in respect of the Cram-Down Contribution shall affect the Membership Interests of the Members, as adjusted in accordance with this Section 3.02(c).

(d)   Notwithstanding any other provisions of this Agreement, any amount that otherwise would be paid or distributed to a Non-Contributing Member pursuant to ARTICLE VI shall not be paid to the Non-Contributing Member but shall be deemed paid and applied on behalf of such Non-Contributing Member (i) first, to accrued and unpaid interest on all Default Loans (in the order of their original maturity date), (ii) second to the principal amount of such Default Loans (in the order of their original maturity date), and (iii) third, to any Additional Capital Contribution of such Non-Contributing Member that has not been paid and is not deemed to have been paid.

(e)   Notwithstanding the foregoing, if a Non-Contributing Member fails to make its Additional Capital Contribution in accordance with Section 3.02(a), without limitation of any other available rights or remedies that may be available, the Contributing Member may:

(i)   institute proceedings against the Non-Contributing Member, either in the Contributing Member's own name or on behalf of the Company, to obtain payment of the Non-Contributing Member's portion of the Additional Capital Contributions, together with interest thereon at the Default Rate from the date that such Additional Capital Contribution was due until the date that such Additional Capital Contribution is made, at the cost and expense of the Non-Contributing Member; or

(ii)   purchase the Membership Interest of the Non-Contributing Member at a price equal to 80% of the lesser of (i) the price paid by the Non-Contributing Member for its Membership Interest and (ii) the Fair Market Value of its Membership Interest.

.

(f)   If a Member is characterized as a Non-Contributing Member, then, so long as the Member remains a Non-Contributing Member, it shall forfeit and no longer be entitled to any consent or voting rights granted in this Agreement.

(g)   Except as set forth in this Section 3.02, neither Member shall be required to make additional Capital Contributions or make loans to the Company.

Section 3.03   **Maintenance of Capital Accounts.** The Company shall establish and maintain for each Member a separate capital account (a "Capital Account") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.04   **Succession Upon Transfer.** In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interests.

Section 3.05   **Negative Capital Accounts.** In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.06   **No Withdrawals from Capital Accounts.** No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Managing Member, shall receive any interest, salary, management or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.07   **Loans From Members.** Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.02(c) and Section 3.03(a)(iii), if applicable.

Section 3.08   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Managing Member determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Managing Member may authorize such modifications.


ARTICLE IV
MEMBERS


Section 4.01   Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 7.02(d), and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of <u>Schedule A</u> of the Agreement by the Managing Member and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Managing Member shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

(c)   Any Member who proposes to Transfer its Membership Interest (or any portion thereof) shall (i) be responsible for the payment of expenses incurred by it in connection with such Transfer, whether or not consummated, and (ii) except in connection with a Transfer pursuant to **Error! Reference source not found.**, reimburse the Company and the other Member for all reasonable expenses (including reasonable attorneys' fees and expenses) incurred by or on behalf of the Company or such other Member in connection with such proposed Transfer, whether or not consummated; *provided, however*, that in the event that both Members Transfer their Membership Interests (or any portion thereof) in connection with such Transfer, each Member shall only be responsible to reimburse the Company for its pro rata portion (based on such Member's portion of the total Membership Interests Transferred) of the Company's expenses incurred in connection with such Transfer.

Section 4.02   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.03   No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer

16

be a Member. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act.

Section 4.04   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.05   Certification of Membership Interests.

(a)   The Managing Member may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Managing Member shall issue certificates representing Membership Interests in accordance with Section 4.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE V
ALLOCATIONS

Section 5.01   Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section 5.02   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of

18

Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value in Section 1.01, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
DISTRIBUTIONS

Section 6.01   Distributions of Cash Flow and Capital Proceeds.

(a)   Any available cash of the Company, after allowance for payment of all Company obligations then due and payable, including debt service and operating expenses and for such reasonable reserves as the Members may agree upon, shall be distributed to the Members, on at least a quarterly basis, pro rata in accordance with their respective Membership Interests.

(b)   If a Member has (i) an unpaid Additional Capital Contribution that is overdue and/or (ii) an outstanding Default Loan due to another Member, any amount that otherwise would be distributed to such Member pursuant to Section 6.01(a) or ARTICLE XII (up to the amount of such Additional Capital Contribution or outstanding Default Loan, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 3.02(d).

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

Section 6.02   Tax Withholding; Withholding Advances.

(a)   **Tax Withholding.** Each Member agrees to furnish the Company with any

19

representations and forms as shall be reasonably requested by the Managing Member to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b)   **Withholding Advances.** The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.02(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement.

(c)   **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "Company Interest Rate"):

(i)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Managing Member shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii)   with the consent of the Managing Member, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the Managing Member shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d)   **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 6.02(d) and the obligations of a Member pursuant to Section 6.02(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.02, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   **Overwithholding.** Neither the Company nor the Managing Member shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.03 **Distributions in Kind.**

(a) The Managing Member is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b) Any distribution of securities shall be subject to such conditions and restrictions as the Managing Member determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Managing Member may require that the Members execute and deliver such documents as the Managing Member may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
MANAGEMENT

Section 7.01 **Management of the Company.** The business and affairs of the Company shall be managed by the Managing Member. Subject to the provisions of Section 7.02, the Managing Member shall have full and complete discretion to manage and control the business and affairs of the Company, to delegate authority to Non-Managing Members and to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05; *provided*, that the Managing Member shall manage the Company in accordance with the Budget. The actions of the Managing Member taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Managing Member.

Section 7.02 **Actions Requiring a Supermajority Vote.** Without the written approval of a Supermajority, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify or waive the Certificate of Formation or this Agreement; *provided* that the Managing Member may, without the consent of the other Member, amend Schedule A following any new issuance, redemption, repurchase or Transfer of Membership Interests in accordance with this Agreement;

(b) Make any change to the nature of the Business conducted by the Company or enter into any business other than the Business;

(c) Issue additional Membership Interests or admit additional Members to the Company;

(d) Incur any indebtedness, pledge or grant liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person, except to the extent approved or authorized in the Budget;

(e) Make any loan, advance or capital contribution in any Person, except to the extent approved or authorized in the Budget;

(f)   Appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(g)   Enter into, amend in any respect, waive or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(h)   Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(i)   Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

(j)   Establish a Subsidiary or enter into any joint venture or similar business arrangement;

(k)   Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company;

(l)   Initiate or consummate an initial public offering or make a public offering and sale of the Membership Interests or any other securities;

(m)   Make any investments in any other Person in excess of $750; or

(n)   Dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Section 7.03   Officers. The Members may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company. The Managing Member may delegate to such Officers such power and authority as the Managing Member deems advisable; *provided* that the Chief Executive Officer shall primarily be responsible for management & organizational governance, strategy, design, manufacturing, sales and marketing, while the Chief Operating Officer shall primarily be responsible for finance, legal, operations, administrative and business planning functions of the Business and; *provided, further,* that both the Chief Executive Officer and Chief Operating Officer can further delegate power and authority to employees of the Company as each may deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Members or until the Officer's earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Managing Member. Any Officer may be removed by the Members with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Members. The initial Officers of the Company shall be:

Ross Epstein, Chief Executive Officer; and

Charles Davidson, Chief Operating Officer

Section 7.04   Action Without Meeting. Any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. A record shall be maintained by the Managing Member of each such action taken by written consent of a Member or Members.

Section 7.05   **Informational Rights.** In addition to the information required to be provided pursuant to ARTICLE X, the Managing Member shall keep the other Members reasonably informed on a timely basis of any material fact, information, litigation, employee relations or other matter that could reasonably be expected to have a material impact on the operations or financial position of the Company, including, but not limited to, any modification of any loan or other financing to the Company. The Managing Member shall provide all material information relating to the Company or the management or operation of the Company as any Member may reasonable request from time to time.

Section 7.06   Budget.

(a)   The initial business plan and annual budget for the Company through the Fiscal Year ending December 31 (the "Initial Budget"), which have previously been approved by the Members, are attached hereto as Schedule B. The Budget shall include detailed capital and operating expense budgets, cash flow projections (which shall include amounts and due dates of all projected calls for Additional Capital Contributions) and profit and loss projections. The Managing Member shall operate the Company in accordance with the Initial Budget (the Initial Budget, as it may be updated or replaced in accordance with Section 7.06(b) is referred to herein as the "Budget").

(b)   At least sixty (60) days before the beginning of each Fiscal Year (commencing with the Fiscal Year ending December 31), the Managing Member shall prepare and submit to the Members proposed revisions (including any extensions thereof) to the Budget for such upcoming Fiscal Year. Not later than sixty (60) days following its receipt of the proposed revisions, the Non-Managing Member must, by written notice to the Managing Member, either approve or disapprove the revised Budget. If the Non-Managing Member shall not have responded in writing to the proposed revisions prior to the end of such sixty (60) day period, the Non-Managing Member will be deemed to have approved the revised Budget. If the Non-Managing Member disapproves of the proposed revisions, then the Members shall use good faith efforts to agree on a revised Budget. The Managing Member shall continue to operate the Company in accordance with the existing Budget until a revised Budget is approved by both Members.

Section 7.07   Other Activities; Business Opportunities.

(a)   Nothing contained in this Agreement shall prevent any Member, including the Managing Member, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. Except as otherwise provided in Section 7.07(b), none of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

(b)   Notwithstanding Section 7.07(a), if a Member or any Affiliate of a Member is offered or discovers a business opportunity of the type and character that is consistent with the Business (a "Business Opportunity"), such Member or Affiliate shall, prior to pursuing such

Business Opportunity, offer to the Company the right to pursue such Business Opportunity for the benefit of the Company, regardless of whether such Member or Affiliate believes the Company would be able (financially or otherwise) or willing to pursue such Business Opportunity. If the Company, by unanimous consent of the Members, determines not to pursue such Business Opportunity within thirty (30) days after its presentation to the Company, the presenting Member or its Affiliate shall be free to pursue such Business Opportunity as such Member or Affiliate shall determine in its sole discretion. Notwithstanding the foregoing, the Managing Member may waive the thirty (30) day period and allow a presenting Member or its Affiliate to pursue a potential Business Opportunity.

Section 7.08   Compensation and Reimbursement of Managing Member. The Managing Member shall not be compensated for its services as the Managing Member, but the Company shall reimburse the Managing Member for all ordinary, necessary and direct expenses incurred by the Managing Member on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Managing Member who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount and shall not exceed amounts set forth in the Budget in the aggregate for any Fiscal Year.

Section 7.09   Removal of Managing Member. The Non-Managing Members may remove the Managing Member of the Company, upon the unanimous written approval of the Non-Managing Members, and by delivering written notice to the Managing Member, upon either (a) a Bankruptcy of the Managing Member or (b) a breach of any material covenant, duty or obligation under this Agreement by the Managing Member that remains uncured for thirty (30) days after written notice of such breach was received by the Managing Member. Upon the Managing Member's removal, the Non-Managing Members shall appoint another Person to manage the operations of the Company. The removal of the Managing Member shall not affect its rights as a Member and shall not constitute a withdrawal of such Member.

Section 7.10   Resignation of Managing Member. The Managing Member may not voluntarily resign as the Managing Member, unless otherwise consented to by a majority of the Non-Managing Members. Upon such resignation, the Non-Managing Members shall appoint another Person to manage the operations of the Company. The resignation of the Managing Member shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01   Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Managing Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Officer, employee, agent or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her or its capacity as a Covered Person, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

Section 8.02 **Liabilities and Duties of Covered Persons.**

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 8.03 **Indemnification.**

(a) **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii) such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him, her or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his, her or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person, in each case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 8.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 8.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   **Entitlement to Indemnity.** The indemnification provided by this Section 8.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Member may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   **Savings Clause.** If this Section 8.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.03 to the fullest extent permitted by any applicable portion of this Section 8.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   **Amendment.** The provisions of this Section 8.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 8.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 8.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 8.04   Survival. The provisions of this ARTICLE VIII shall survive the dissolution, liquidation, winding up and termination of the Company.


ARTICLE IX
TRANSFER


Section 9.01   Restrictions on Transfer.

(a)   Except as otherwise provided in this ARTICLE IX or in **Error! Reference source not found.**, no Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the other Member (which consent may be granted or withheld in the sole discretion of the other Member). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b)   Notwithstanding any other provision of this Agreement (including **Error! Reference source not found.**), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01   Financial Statements. The Company shall furnish to each Member the following reports:

(a) **Annual Financial Statements.** As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, audited consolidated balance sheets of the Company as at the end of each such Fiscal Year and audited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Managing Member, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b) **Quarterly Financial Statements.** As soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), unaudited consolidated balance sheets of the Company as at the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

(c) **Monthly Financial Statements.** As soon as available, and in any event within thirty (30) days after the end of each monthly accounting period in each fiscal quarter (other than the last month of the fiscal quarter), unaudited consolidated balance sheets of the Company as at the end of each such monthly period and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for each such monthly period and for the current Fiscal Year to date, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

Section 10.02 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford such Member and its Representatives access during normal business hours to (i) the Company's properties, offices, plants and other facilities; (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Managing Member), and to permit each Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (iii) any Officers, senior employees and accountants of the Company, and to afford each Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives such affairs, finances and accounts); *provided* that (x) the requesting Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Member pursuant to this Section 10.02 and (y) if the Company provides or makes available any report or written analysis for any Member pursuant to this Section 10.02, it shall promptly provide or make available such report or analysis to or for the other Member.

Section 10.03 Income Tax Status. It is the intent of this Company and the Members that this

Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.04   Tax Matters Representative.

(a)   **Appointment; Resignation.** The Members hereby appoint the Managing Member as the "partnership representative" as provided in Code Section 6223(a) (the "Tax Matters Representative"). The Members hereby appoint Ross Epstein as the sole person authorized to act on behalf of the Tax Matters Representative in US federal tax audits and proceedings (the "Designated Individual"). The Designated Individual may resign at any time. The Designated Individual may be removed at any time by the Tax Matters Representative. The Tax Matters Representative shall resign if it is no longer a Member. In the event of the resignation of the Tax Matters Representative, the Non-Managing Member shall select a replacement. In the event of the resignation or removal of the Designated Individual, the Tax Matters Representative shall select a replacement.

(b)   **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall promptly notify the Non-Managing Member in writing of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership adjustment. Without the consent of the Non-Managing Member, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any Taxing Authority.

(c)   **US Federal Tax Proceedings.** To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "Revised Partnership Audit Rules") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02(d).

(e)   **Section 754.** The Tax Matters Representative will make an election under Code

Section 754, if requested in writing by another Member.

(f) **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(g) **Survival.** The provisions of this Section 10.04 and the obligations of a Member or former Member pursuant to Section 10.04 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Membership Interests.

Section 10.05   Tax Returns. At the expense of the Company, the Managing Member (or any Officer that it may designate pursuant to Section 7.03) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. The Managing Member shall provide the Non-Managing Member, for its review and comment, copies of all tax returns prior to the filing thereof. As soon as reasonably possible after the end of each Fiscal Year, the Managing Member or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.06   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Managing Member, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Managing Member. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Managing Member may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The Supermajority determination of the Members to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03   Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator.** The Managing Member shall act as liquidator to wind up the Company (the "Liquidator"), unless the Managing Member is unable to do so, a Person selected by a Supermajority (other than the Managing Member) shall act as Liquidator. The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *third*, to the Members in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04   Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05   Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 8.03.

Section 11.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.


ARTICLE XII
MISCELLANEOUS


Section 12.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 12.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 12.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 12.03 shall survive the (i) termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Membership Interests.

Section 12.04   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	2422 W. Superior St.,
	Chicago, IL 60612
	E-mail: Ross_epstein@kenan-flagler.unc.edu
	Attention: Managing Member
with a copy to:	K&L Gates LLP
	501 Commerce Street
	Suite 1500
	Nashville, TN 37203
	E-mail: Terrence.McKelvey@klgates.com
	Attention: Terrence McKelvey

If to a Member, to such Member's respective mailing address or email address as set forth on Schedule A.

Section 12.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 8.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 12.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.09 No Third-Party Beneficiaries. Except as provided in ARTICLE VIII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by both of the Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to Schedule A that are necessary to reflect any new issuance, redemption, repurchase or Transfer of Membership Interests in accordance with this Agreement may be made by the Managing Member without the consent of or execution by the Members.

Section 12.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.01 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 12.14 hereof.

Section 12.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.13 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in either the state or federal courts located within the State of North Carolina, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of North Carolina. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 12.04 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 12.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 12.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 12.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 8.02 to the contrary.

Section 12.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

A signed copy of this Agreement delivered by facsimile, email or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

STOIK Innovations, LLC

DocuSigned by:

By: Ross Epstein

FC562B588F1E4EA...

Name: Ross Epstein

Title: Chief Executive Officer

THE MEMBERS:

DocuSigned by:

By: Ross Epstein

FC562B588F1E4EA...

Name: Ross Epstein

DocuSigned by:

By:

82F59D09EC97461...

Name: Charles Davidson

DocuSigned by:

By: Charles Davidson

6CCF41A6331B4A8...

Name: Charles Davidson, SEP-IRA

[Signature Page to Amended and Restated LLCA of the Company]

EXHIBIT A

FORM OF JOINDER AGREEMENT

[*See attached*]

JOINDER AGREEMENT

The undersigned hereby agrees to the terms and conditions of the Limited Liability Company Agreement dated July 28, 2023 as the same may be amended from time to time, by and among STOIK Innovations, LLC, a Delaware limited liability company (the "**Company**"), and the members thereof (the "**LLC Agreement**"), and agrees to be bound thereunder. The undersigned also acknowledges receipt of a copy of the LLC Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the LLC Agreement.

IF INDIVIDUAL MEMBER: **IF ENTITY MEMBER**:

DocuSigned by:

Charles Davidson

By_____   By:_____
   6CCF41A6331B4A8...

Name: Name:

                                             Title:

Date: Date:

Address: Entity Name:

Email: Address:

                                             Email:

[Signature Page to Amended and Restated LLCA of the Company]

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Membership Interest	Initial Capital Contribution
Ross Epstein 687 Holly Ridge Road Holly Ridge, NC 28445	52.5%	$3,750
Charles Davidson 2422 W. Superior Street Chicago, IL 60612	42.5%	$11,250
Charles Davidson, SEP-IRA 249 Shore Acres Circle, Lake Bluff, IL 60044	5%	$20,000
Total:	100%	$35,000

B) Stoik Innovations Convertible Note Agreement

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

Principal Amount　　　　　　　　　　　　　　　　　　　　Date Signed

________________　　　　　　　　　　　　　　　　　　　　________________

FOR VALUE RECEIVED, Stoik Innovations LLC, a Delaware limited liability company (the "**Company**"), hereby promises to pay to the order of ______________________________ (the "**Holder**"), the principal sum of US ________________ the "**Principal Amount**"), together with interest thereon from the Date of Issuance of this convertible promissory note (this "**Note**"). Interest will accrue at a simple rate of ten percent (10%) per annum. Unless earlier converted into Conversion Shares (as defined below), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after the date that is (3) years from the Date of Issuance (the "**Maturity Date**") upon demand by the holders (the "**Requisite Noteholders**") of a majority-in-interest of the aggregate principal amount of the Series 1 Notes (as defined below)].

This Note is one of a series (the "**Series**") of convertible promissory notes (collectively, the "**Series 1 Notes**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount and date of issuance may differ in each Note).

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1

1. Payment All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal.

   The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account in connection with the Company's Reg CF offering conducted through Vicinity. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the offering (the "Closing"). If no Closing occurs and the offering is terminated, the Holder's subscription funds will be returned.

Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder/Requisite Holders, except in the event of a Sale of the Company (as set forth in Section 4.3).

2. <u>Security</u>. This Note is a general unsecured obligation of the Company.

3. <u>Priority</u>. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4. The aggregate principal amount of Notes that may be issued by the Company in this Offering shall not exceed Five Hundred Thousand Dollars ($500,000) (the "Maximum Offering Amount"). The Company shall not accept subscriptions for, or issue Notes in excess of the Maximum Offering Amount. The Company may close the Offering on a rolling basis and in multiple tranches until the Maximum Offering Amount has been reached or the Offering is otherwise terminated.

5. <u>Conversion</u>. This Note will be convertible into Equity Securities pursuant to the following terms.

   a. <u>Definitions</u>.

      i. "**Common Stock**" means the Company's common stock with no par value.

      ii. "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

         1. with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

         2. with respect to a conversion pursuant to Section 4.3, shares of Common Stock; and

         3. with respect to a conversion pursuant to Section 4.4, shares of Common Stock.

      iii. "**Conversion Price**" means:

         1. with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the

2

Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

2. with respect to a conversion pursuant to Section 4.3, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

3. with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

iv. "**Sale of the Company**" means:

1. the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

2. the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3. the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

v. "**Discount**" means twenty percent (20%).[1]

vi. "**Equity Securities**" means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be

3

considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

vii. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

viii. "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

ix. "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the Date of Issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $250,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

x. "**Preferred Stock**" means all series of the Company's preferred stock, whether now existing or hereafter created.

xi. "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms.

xii. "**Securities Act**" means the Securities Act of 1933, as amended.

xiii. "**Valuation Cap**" means $2,500,000

b. <u>Next Equity Financing Conversion</u>. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this Note will

4

be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

c. <u>Sale of the Company Conversion</u>. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Shares can participate in the Sale of the Company), into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

d. <u>Maturity Conversion</u>. At any time on or after the Maturity Date, this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

e. <u>Mechanics of Conversion</u>.

    i. <u>Financing Agreements</u>. The Holder acknowledges that the conversion of this Note into Conversion Shares pursuant to Section 4.2 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

    ii. <u>Certificates</u>. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

6. <u>Representations and Warranties of the Company</u>. In connection with the transactions contemplated by this Note, the Company hereby represents and warrants to the Holder as follows:

a. <u>Due Organization; Qualification and Good Standing</u>. The Company is a LLC, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the

162323472.1

failure to so qualify or to be in good standing would have a material adverse effect on the Company.

b. <u>Authorization and Enforceability</u>. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this Note. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note valid and enforceable in accordance with its terms.

7. <u>Representations and Warranties of the Holder</u>. In connection with the transactions contemplated by this Note, the Holder hereby represents and warrants to the Company as follows:

a. <u>Authorization</u>. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform all obligations required to be performed by it hereunder. This Note, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. <u>Purchase Entirely for Own Account</u>. The Holder acknowledges that this Note is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this Note, that this Note, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

c. <u>Disclosure of Information; Non-Reliance</u>. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the

162323472.1

merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

d.   Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

e.   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

f.   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

g.   Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

h.   Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

8.   Miscellaneous.

a. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Holder/Requisite Holder. This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note, except as expressly provided in this Note.

b. Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

c. Counterparts. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

d. Titles and Subtitles. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

e. Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

f. Entire Agreement; Amendments and Waivers This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each future holder of this Note and the Company. The Company's agreements with each of the holders of the Series 1 Notes are separate agreements, and the sales of the Notes to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this Note and the other Series 1 Notes may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each holder of a Series 1 Note and each future holder of all such Series 1 Notes.

8

g. **Effect of Amendment or Waiver**. The Holder acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of the Holder under this Note.

h. **Severability**. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of the Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

i. **Transfer Restrictions**.

    i. The Holder acknowledges that this Note and any securities issuable upon conversion hereof have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and are being offered pursuant to the exemption under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder ("Reg CF").

Pursuant to Rule 501 of Reg CF, the Holder agrees that it shall not transfer this Note or any securities issued upon conversion hereof during the one-year period beginning when the Note is issued, except to:

    (i) the Company;
    (ii) an accredited investor;
    (iii) as part of an offering registered with the Securities and Exchange Commission;
    (iv) to a member of the Holder's family, to a trust controlled by the Holder, to a trust created for the benefit of a member of the Holder's family, or in connection with the death or divorce of the Holder or other similar circumstances; or
    (v) in reliance on such other exemptions from registration as may be available under applicable law, provided that the Holder provides the Company with an opinion of counsel reasonably satisfactory to the Company that such transfer complies with applicable securities laws.

    ii. **Further Limitations on Disposition**. Without in any way limiting the representations and warranties set forth in this Note, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(a) and:

        1. there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

        2. the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

9

Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder. The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

 iii. <u>Legends</u>. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

j. <u>Exculpation among Noteholders</u>. The Holder acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of the Notes, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other holder of the Notes, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

k. <u>Acknowledgment</u>. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of this Note.

l. <u>Further Assurances</u>. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the full intent and purpose of this Note and any agreements executed in connection herewith, and to comply with state or federal securities laws or other regulatory approvals.

m. <u>Limitation on Interest</u>. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holder as a payment of principal.

n. <u>Officers and Directors not Liable</u>. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

162323472.1

o. <u>Approval</u>. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

p. <u>Waiver of Jury Trial</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

q. <u>Vicinity Terms and Conditions</u> The Holder acknowledges and agrees that its investment in this Note was made through the Company's Regulation Crowdfunding offering conducted via Vicinity, a FINRA-registered funding portal. As a condition to such investment, the Holder has agreed to be bound by all applicable terms and conditions of Vicinity, including but not limited to the payment of the one percent (1%) transaction fee charged to investors and any other procedural requirements relating to the subscription, funding, escrow, closing, or record-keeping of the Offering. The Holder further acknowledges that such fees and conditions are imposed by Vicinity in connection with its role as intermediary and are separate from the rights and obligations created by this Note.

r. <u>Transfer of Notes</u>. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

s. <u>Events of Default</u>. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (b) or (c) below), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

11

i. the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable, unless the Company is able to cure the untimely payment within five (5) days from the date the payment was due under Section 7.21(a);

ii. the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

iii. an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

t. <u>Company Waiver; Delays and Omissions.</u> The Company hereby waives demand, notice, presentment, protest and notice of dishonor. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

[SIGNATURE PAGES FOLLOW]

Stoik Innovations, LLC

By_____
Name:
Title:

Address:

Email Address:

Agreed to and accepted:

If an *individual*:

_____

Name:

Address:

Email Address:

If an *entity*:

[PARTY NAME]

By_____
Name:
Title:

Address:

Email Address:

14

C) Stoik Innovations LLC Reviewed Financials

STOIK Innovations, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
STOIK Innovations, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 2, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,034	13,028
Inventory	50,000	30,000
Total Current Assets	52,034	43,028
TOTAL ASSETS	52,034	43,028
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short Term Debt	20,763	-
Total Current Liabilities	20,763	-
TOTAL LIABILITIES	20,763	-
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Contributions	145,180	105,475
Accumulated Deficit	(113,909)	(62,447)
Total Equity	31,271	43,028
TOTAL LIABILITIES AND EQUITY	52,034	43,028

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	34,857	(34,702)	155
Capital Contributions	123,170	-	123,170
Capital Distributions	-	-	-
Net Income (Loss)	-	(80,297)	(80,297)
Ending Balance 12/31/2023	158,027	(114,999)	43,028
Capital Contributions	39,705	-	39,705
Capital Distributions	-	-	-
Net Income (Loss)	-	(51,462)	(51,462)
Ending Balance 12/31/2024	197,732	(166,461)	31,271

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	366,628	58,984
Cost of Revenue	242,156	75,327
Gross Profit	124,472	(16,343)
Operating Expenses		
Advertising and Marketing	109,949	24,932
General and Administrative	55,189	13,661
Research and Development	-	22,552
Total Operating Expenses	165,138	61,145
Operating Income (loss)	(40,666)	(77,487)
Other Income		
Interest Income	143	46
Total Other Income	143	46
Other Expense		
Interest Expense	10,939	2,855
Total Other Expense	10,939	2,855
Earnings Before Income Taxes	(51,462)	(80,297)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(51,462)	(80,297)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(51,462)	(80,297)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(20,000)	(30,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(20,000)	(30,000)
Net Cash provided by (used in) Operating Activities	(71,462)	(110,297)
FINANCING ACTIVITIES		
Proceeds from Notes Payables	20,763	-
Proceeds from Contributions	39,705	123,170
Net Cash provided by (used in) Financing Activities	60,468	123,170
Cash at the beginning of period	13,028	155
Net Cash increase (decrease) for period	(10,994)	12,873
Cash at end of period	2,034	13,028

STOIK Innovations, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

STOIK Innovations, LLC ("the Company") was formed in Delaware on July 5th, 2022. The Company develops portable, no-setup fitness equipment, including its flagship product KORBOARD, designed for full-body, resistance-based workouts. The Company focuses on delivering simple, effective, and affordable wellness solutions for athletes and active individuals.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned amounts from a related party resulting in a balance of $2,703 as of December 31st, 2024. The loan does not accrue interest and repayment will be made when the Company has sufficient cash available.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company obtained a $10,000 term loan from a third party, with net disbursement of $9,700 and a total repayment obligation of $12,160 over 39 weekly payments. The loan carries an APR of 61.39%, including $2,160 in interest and a $300 origination fee. The loan was fully repaid in 2024.

The Company entered into various financing arrangements with a third party totaling $22,602 in principal. The associated financing fees amount to $3,799, resulting in a total repayment obligation of $26,401. These loans carried an average interest rate of approximately 17% and mature between November 2024 and June 2025. The loans were fully repaid in 2025.

The Company has entered into three merchant loan agreements with a third party totaling $52,000 in principal. The total cost of funds across all agreements is $5,150, resulting in a combined repayment obligation of $57,150. These loans are repayable over an 18-month term via a daily percentage of sales structure, ranging from 10% to 17% of daily revenue, depending on the specific agreement. The repayment amounts are automatically deducted from the Company's sales proceeds.

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	20,763
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership units wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 2, 2025, the date these financial statements were available to be issued.

In 2025, the Company entered into a merchant loan agreement for a principal amount of $52,000. The loan is subject to a monthly fee of $770 and is repayable over a maximum term of 18 months. Repayment is structured as 17% of daily sales, calculated based on daily deposits to the borrower's Shopify Account. The Company has repaid approximately 45% of the loan agreement.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

D) Testing the Waters Page

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Stoik Innovations

Regulation Crowdfunding

Korboard_Pitch_v3

01:05

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Stoik Innovations Convertible Note Round:
Raise Goal: $500K
Valuation Cap: $2.5M
Interest Rate: 10%
Discount Rate: 20%

INDICATE INTEREST

Start Date September 10, 2025

End Date October 25, 2025

The Deal   Shop Talk   Local Buzz

Why fund our local story

- **Innovative Fitness Solution**: Stoik Innovations has developed the KORBOARD, a patented, portable training platform enabling over 100 bodyweight and resistance exercises. This innovation fills a

♡ INDICATE INTEREST

Our Story

Overview

Investment Summary

Our People

Financial Highlights

Documents



gap in the fitness market by offering a versatile, space-efficient solution for comprehensive workouts.

- **Strong Market Traction**: Since its first sale in March 2023, Stoik has achieved over $600K in direct-to-consumer revenue and sold more than 1,200 KORBOARD units. The brand has cultivated a community of over 40,000 followers and subscribers, demonstrating significant market interest and engagement.

- **Experienced Leadership**: Founded by Ross Epstein, a mechanical engineer and former USMC Naval Aviator, and Charles Davidson, a seasoned management consultant and former professional baseball pitcher, Stoik's leadership combines technical expertise with strategic business acumen.

- **Strong Business Model**: With a current run rate of 150 boards per month and a target of 700, Stoik is poised for scalable growth. The company maintains healthy gross margins (up to 66% on accessories) and plans to expand its product line, including four new products in development.

Overview

Stoik Innovations is a North Carolina-based fitness consumer company bringing elite-level training to everyday athletes. Their flagship product, the KORBOARD, is a patented, portable training platform enabling over 100 bodyweight and resistance exercises—no gym required. With over 1,200 units sold and $600K+ in revenue since launch, Stoik is scaling fast and building a loyal following nationwide.



Product Margins:

Item	Cost per Unit	Potential Value	Gross Margin
Bamboo (+Labor)	$ 201.53	$ 519.00	61%
Baltic Birch (+Labor)	$ 166.49	$ 349.00	52%
KORBANDS	$ 56.98	$ 169.00	66%
KORBAR	$ 49.20	$ 119.00	59%
KORSTICKS	$ 3.63	$ 39.00	91%
KORPADS	$ 7.00	$ 29.00	76%
Standard Korbands	$ 20.00	$ 45.00	56%

STOIK

Stoik offers two models of its flagship KORBOARD—one crafted from Baltic birch and the other from carbonized bamboo—alongside five premium accessories that enhance workout variety and increase average order value. Strong gross margins across the product line, including 91% on accessories and over 50% on the boards themselves, support a healthy, scalable business model. All products are built for durability and performance, with manufacturing based in Winston-Salem, North Carolina. By producing in-house, Stoik stays hands-on with quality while investing in local jobs and its surrounding community.

Check out Stoik's Youtube and Website to learn more about the company and product line.

Business Plan

Stoik Innovations is building a premium direct-to-consumer fitness brand anchored by the patented KORBOARD and a growing line of high-margin accessories. The company currently averages 150 board sales per month, translating to an $880,000 annualized revenue run rate. Gross margins average over 60 percent across the product line, with accessory margins reaching as high as 91 percent—supporting a capital-efficient model with strong unit economics.

With over 40,000 followers and subscribers across Instagram, Facebook, YouTube, and email, Stoik has cultivated an engaged and growing community of fitness-minded consumers. The brand has also attracted attention from high-level athletes and trainers, including Super Bowl champion Sammy Watkins, Basketball Hall of Famer Tim Duncan, and MLB Gold Glove winner Harrison Bader. This kind of organic endorsement continues to build credibility and drive awareness among serious fitness audiences.

The next phase of growth focuses on scaling production, expanding paid media, and introducing new SKUs. Stoik's near-term goal is to reach 700 monthly board sales, which would generate approximately $4.1 million in annual revenue and support a 25 to 35 percent EBITDA margin. To support this scale, Stoik is investing in high-volume inventory cycles, raw material purchasing, and refined customer acquisition strategies.

All manufacturing is done in-house at Stoik's facility in Winston-Salem, North Carolina. This allows for close control of quality and fulfillment while supporting local job creation and community investment. With a proven product, strong brand momentum, and two new offerings in development, Stoik is well-positioned for sustainable and scalable growth.

Investment Summary

Stoik Innovations Convertible Note Round:

Raise Range: $50K - $500K

Investment Type: Convertible Note

Valuation Cap: $2.5M

Interest Rate: 10%

Discount Rate: 20%

Investor Bonus:

Stoik Innovations will be offering bonus units to investors who qualify based on membership criteria. Bonus units will be calculated as a percentage of your investment rounded down to the nearest whole unit. Bonuses will be cumulative for investors who qualify for multiple bonuses.

Membership Bonus - 10%

Members of VentureSouth, the premium subscription tier of Vicinity, will receive 10% Bonus Convertible Note Units in this offering. To learn more about VentureSouth and explore joining click here.

Convertible Note Explainer:
A convertible note is a type of investment that starts as a loan and later converts into equity when the company raises a future priced round. Instead of receiving shares right away, investors earn interest (in this case, 8% annually) and are rewarded with a discount (20%) on the future share price when the note converts. The valuation cap of $2.5 million sets the maximum company value at which the note

will convert, ensuring early investors receive a favorable ownership percentage if the company grows quickly.

Our People



Ross Epstein, CEO & Co-founder of STOIK

15 years in the aerospace industry as a USMC Naval Aviator, MV22 Pilot following five years as a mechanical design engineer at ICON Aircraft, Champion Aerospace, Parker Hannifin and Lockheed Martin. Early Employee of ICON Aircraft which successfully brought to market a light- sport amphib aircraft. Current motocross racer, Skydiver, Wakeboarder, SCUBA diver



Charles Davidson, CFO/COO and Co-founder of Stoik

Enterprise Strategy & Capability Advancement, Director, AbbVie 15 years in management consulting and strategy & operations. Former Pitcher in the Pecos League of Professional Baseball. Rookie of the Year (CNSBML); Runner-up – MVP (CNSBML). Selected to Virginia Valley League. NCAA Starting Pitcher and Team Captain; NCAA Tournament Most Outstanding Player; Led team to first ever conference championship and NCAA-tournament berth.

Financial Highlights



Financial Projections:

						Exit Yr.
Year	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**
Annual Unit Sales	864	4,500	6,750	8,438	10,547	13,184
Total Revenue ($)	**$ 494,198**	**$ 2,559,082**	**$ 3,838,622**	**$ 4,798,278**	**$ 5,997,847**	**$ 7,497,309**
COGS ($)	$ 259,243	$ 1,273,230	$ 1,863,011	$ 2,270,222	$ 2,764,600	$ 3,455,750
Gross Margin (%)	48%	50%	51%	53%	54%	54%
Opex ($)	$ 180,000	$ 396,000	$ 414,000	$ 432,000	$ 450,000	$ 450,000
EBITDA ($)	$ 54,955	$ 889,852	$ 1,561,611	$ 2,096,056	$ 2,783,248	$ 3,591,560
EBITDA Margin (%)	11%	35%	41%	44%	46%	48%

*2024 total revenue reflects 12-month fiscal year (Mar '24 – Feb '25 = months 13-24 of KORBOARD sales)

STOIK

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity [here](#).



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Greenville, SC29605

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